PE 12/18/2012


13000614

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/30/13

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letters dated December 18, 2012 and January 18, 2013 concerning the shareholder proposal submitted to GE by Martin Harangozo. We also have received letters from the proponent on December 21, 2012 and January 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Martin Harangozo
FISMA & OMB Memorandum M-07-16

January 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2012

The first proposal "recommends the proxy features at minimum two candidates for each available board seat." The second proposal relates to director nominations.

We are unable to concur in your view that GE may exclude the first proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that GE may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that GE may exclude the second proposal under rule 14a-8(e)(2) because GE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Martin Harangozo

FISMA & OMB Memorandum M-07-16

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re General Electric Company
Shareholder proposal of Martin Harangozo

cc: Lori Zyskowski, General Electric Company
Ronald Mueller, Gibson Dunn

Ladies and Gentlemen;

This letter is to inform you that Martin Harangozo (the "proponent") finds that the General Electric Company must include in its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners the proposal received from the proponent.

THE PROPOSAL

"This proposal recommends the proxy features at minimum two candidates for each available board seat." (the "proposal")

BASIS FOR INCLUSION

This proposal is clear definite and consistent with proxy rules. This proposal has been consistently supported by the staff of the Division of Corporation Finance (the "Staff").

ANALYSIS

This proposal is clear definite and consistent with proxy rules and has been consistently supported by the staff.

The company in it's response to the proponents letter to the staff mentions that "...the list of proposals that follows in the Proponent's letter does not support that assertion. The proposals that are listed are worded and presented differently from the Proposal, and thus are not relevant to our view that the Proposal is vague and indefinite..."

This proposal:

"This proposal recommends the proxy features at minimum two candidates for each available board seat." (the "proposal")

Although phrased differently, the principal thrust or principal focus of the proponents proposal and the listed proposals are the same and each accomplishes the same goal:

1) There are at least two candidates. This offers shareholders a true election choice.

2) These candidates are featured on the proxy material the company sends to shareholders.

3) Shareholders have a broadened influence to the company with the final decision on board candidates.

4) The proposals indicate an improvement in the company either by a reduced conflict or a broad economic success realized by earned elections.

5) The proposals suggest a need for action to either improve oversight or avoid disgraces.

6) The proposals suggest electing a single candidate is an academic election that could be vastly improved.

7) The proposals if implemented encourage competition.

Indeed the words of the proponents proposal are somewhat different. This is also true in the list of proposals mentioned where one proposal uses different words than another. The proponent prefers to use the proponents own words to offer the shareholders individualism in perspective, creativity, and the joy of variety.

The proponent in its letter to the staff has offered flexibility to harness a long standing practice of the staff permitting shareholders to make revisions that are minor in nature as explained in the SEC website (1). This flexibility is not to be interpreted as a substantially revised proposal bus as a token of cooperation with the honorable staff to make this popular proposal successful.

As the staff has consistently supported this popular proposal, the proponent believes that in the event that the staff does find a defect, such defect should be easy to cure for this proposal.

The company devotes significant text regarding the submission of a revised proposal. This is not relevant. The proponent has not submitted a revised proposal to the company. The proponent has stated his position that the proponent believes that the proposal must be included in the company's proxy material. The proponents has submitted a differently worded proposal to the company for the company's 2014 proxy material with the qualification that the proponents 2013 proposal is not successful for the company's 2013 proxy material.

In the company's first letter to the staff regarding this proposal, the company mentions that the proposal is "...disjointed...". The SEC requirements do not require that shareholder proposals are "jointed" to the discretion of the company's counsel. Both letters appear to be merely a smokescreen to a popular proposal consistently supported by the staff.

In conclusion, the proponent finds that the company must include the proposal in it's 2013 proxy material.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we

may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

January 18, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Revised Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 18, 2012, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Martin Harangozo (the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite so as to be inherently misleading, in violation of the proxy rules.

On January 10, 2013, which was 57 days after the Company's November 14, 2012 deadline for submitting shareowner proposals for inclusion in the Company's 2013 Proxy Materials, the Proponent submitted via e-mail to the undersigned a letter responding to the No-Action Request and containing a substantially revised version of the Proposal (the "Revised Proposal").[1] In his letter, the Proponent seeks to clarify why the Proposal is not impermissibly vague, offers his view of how the Proposal should be interpreted, and offers some possible revisions for clarifying the Proposal. We continue to believe the Proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite for the reasons stated in the No-

---

[1] The Proponent purportedly sent the Revised Proposal via e-mail to the Company and the undersigned on December 21, 2012, which was 20 days after the Company's deadline for submitting shareowner proposals for inclusion in the Company's 2013 Proxy Materials. *See* Exhibit A. Neither the Company nor the undersigned received that e-mail.

Action Request. Although the Proponent asserts that "[t]he [S]taff has consistently supported this popular proposal," the list of proposals that follows in the Proponent's letter does not support that assertion. The proposals that are listed are worded and presented differently from the Proposal, and thus are not relevant to our view that the Proposal is vague and indefinite. Furthermore, some of the proposals do not appear to have been challenged by the companies—they were included in the companies' proxy materials without a no-action request being submitted to the Staff—and of those that were challenged unsuccessfully, the Staff based its decisions on bases other than Rule 14a-8(i)(3).

We also wish to respond to the Revised Proposal, which is set forth at the end of the Proponent's letter.

The Revised Proposal May Be Excluded Under Rule 14a-8(e)(2) Because The Revised Proposal Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareowner Proposals.

Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2012 proxy statement to its shareowners on March 14, 2012. Pursuant to Rule 14a-5(e), the Company disclosed in its 2012 proxy statement the deadline for submitting shareowner proposals, as well as the method for submitting such proposals, for the Company's 2013 Annual Meeting of Shareowners. Specifically, page 53 of the Company's 2012 proxy statement states:

> **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**
>
> To be considered for inclusion in next year's proxy statement, shareowner proposals submitted in accordance with the SEC's Rule 14a-8 must be received at our principal executive offices no later than the close of business on November 14, 2012. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

The undersigned received the Revised Proposal via e-mail on January 10, 2013, 57 days after the deadline set forth in the Company's 2012 proxy statement, and forwarded it to the Company that same day.

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2012 Annual Meeting of Shareowners was held on April 25, 2012, and the Company's 2013 Annual Meeting of Shareowners is scheduled to be held on April 24, 2013. Accordingly, the 2013 Annual Meeting of Shareowners will not be moved by more than 30 days, and thus, the deadline for shareowner proposals is that which is set forth in the Company's 2012 proxy statement.

As clarified by Staff Legal Bulletin 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2, SLB 14F. SLB 14F states that in this situation, companies may "treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.* The Company considers the Revised Proposal to be a second proposal that was not submitted before the Company's November 14, 2012 deadline, and thus, the Company intends to exclude the Proposal from its 2013 Proxy Materials.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareowner proposals. *See, e.g., Jack in the Box Inc.* (avail. Nov. 12, 2010) (concurring in the exclusion of a proposal received over one month after the deadline stated in the previous year's proxy statement); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *General Electric Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement). In fact, in *General Electric Co.* (avail. Jan. 11, 2012) ("*GE*"), the Staff concurred in the exclusion of a shareowner's submission in circumstances virtually identical to the instant matter. In *GE*, after the Company had submitted a no-action request for the exclusion of the proponent's submission, and after the Company's deadline for the submission for shareowner proposals under Rule 14a-8(e)(2), the proponent provided a revised submission to the Company. The Company argued that the revised submission was excludable pursuant to Rule 14a-8(e)(2), and the Staff concurred in the Company's view, noting that the Company had "received [the revised submission] after the deadline for submitting proposals."

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Revised Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Revised Proposal may properly be excluded from the 2013 Proxy Materials because the Revised Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Revised Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Martin Harangozo

GIBSON DUNN

EXHIBIT A

From: Martin Harangozo ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 10, 2013 12:46 PM
To: Mueller, Ronald O.
Subject: Fw: GEHarangozotoSEC

----- Forwarded Message -----
From: Martin Harangozo ***FISMA & OMB Memorandum M-07-16***
To: Martin Harangozo ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 21, 2012 9:38 AM
Subject: Fw: GEHarangozotoSEC

----- Forwarded Message -----
From: Martin Harangozo ***FISMA & OMB Memorandum M-07-16***
To: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "rmueller@gibsondunn.com" <rmueller@gibsondunn.com>
Sent: Friday, December 21, 2012 9:37 AM
Subject: GEHarangozotoSEC

Ladies and Gentlemen;

Please find my response to the no-action request submitted by GE.

Thanks

-Martin Harangozo

FISMA & OMB Memorandum M-07-16

Martin Harangozo

FISMA & OMB Memorandum M-07-16

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re General Electric Company
Shareholder proposal of Martin Harangozo

cc: Lori Zyskowski, General Electric Company
Ronald Mueller, Gibson Dunn

Ladies and Gentlemen;

This letter is to inform you that Martin Harangozo (the "proponent") finds that the General Electric Company must include in its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners the proposal received from the proponent.

THE PROPOSAL

"This proposal recommends the proxy features at minimum two candidates for each available board seat." (the "proposal")

BASIS FOR INCLUSION

This proposal is clear definite and consistent with proxy rules. This proposal has been consistently supported by the staff of the Division of Corporation Finance (the "Staff").

ANALYSIS

This proposal is clear definite and consistent with proxy rules and has been consistently supported by the staff.

The staff has consistently supported this popular proposal from multiple proponents at numerous companies for many years (See Bartlett Naylor in GE 2000, 2001, 2003, Berkshire Hathaway 2001, Bank of America 2003, JP Morgan Chase 2002, Campbell Soup 2001, See also Richard A Dee JP Morgan Chase 2001 to name a few).

In addition, the staff has consistently supported this proposal when the proponent makes statements that are not subject material for a shareholder proposal, but state a position that is desirable, then state the proposal (Naylor GE 2003). While the statements followed by the proposal are different than the proposal itself, the proposal offers some progress to the desired position mentioned in the statement regardless how infinitesimally small the progress. Again in (Naylor GE 2003), there is distance between shareholders selecting candidates ,mentioned in the statements and the proxy featuring at least two candidates for each open board position. The staff however supported this proposal. The proposal itself was consistently subject matter for a shareholder recommendation.

The proposal seeks to increase shareholder influence in oversight by having the final decision regarding electing directors. Oversight is a broad matter and therefore the supporting statements touch on a broad range of topics that share historical perspective opportunity, responsibility, and dangerous pitfalls. Broad topics made to fit in the five hundred work envelope of the proposal rules guide the statements in the format presented. Again, the supporting statements for the instant proposal encourage freshened oversight, a critical element of concern to shareholders.

Multiple candidates for election are routine during presidential elections. This is not vague or misleading, but commonplace for spirited competition and well understood by the public. This could lead to candidates offering their individual leadership preference that could include management practices regarding debt, retained earnings, and their merit. Such choice permits the shareholder a broadened contribution to the company. For shareholders to be afforded the opportunity to vote for, against, or abstain, only for a single candidate severely limits the shareholder in this so called election.

The words "This proposal" provides clear delineation as to where the broad statements found under "whereas" end and where proposal begins. In addition, the

supporting statements make clear that ordinary business is not the objective of the proposal but oversight in light of opportunities, harnessing mechanisms, responsibility and dangerous pitfalls.
Directors are clearly illustrated in the proxy material. Featuring multiple candidates in the proxy is clear that these candidates are to be featured in the proxy material as is currently done with single candidates.

Explaining the opportunity to improve the lack of purpose that would exist in presidential elections that featured only an incumbent candidate illustrates clearly that the directors that are elected should be elected from least two choices for each candidate. In this context any director that receives election is a director occupying a seat that should have multiple candidates to choose from. This makes the word "available" clear and does not contain the vagueness mentioned by the company.

The company invites shareholders to attend and participate in the shareholder process. Indeed the proponent has properly spoken from a standing position during the discussion portion of the 2012 shareholder meeting. The discussion portion of the shareholder meeting was not limited only to matters permitted for shareholder proposals. The proponents mention of debt free indexing while possibly ordinary business and therefore the business of the shareholders from an ownership concern should not be construed to imply that the written proposal is different than that written or encompasses only the specific possibly ordinary business of debt free indexing mentioned in my discussion. These are two separate events where the discussion clearly does not govern the wording or meaning of the proposal. The proposal that raises a consistently supported practice of multiple board options for election stands on its own independent of the discussion mentioned by the company.
In fact, in the 1998 shareholder meeting held in Cincinatti Ohio the proponent was asked by the then chairman and CEO Jack Welch to provide his comments to the media. Welch did not call into detailed question each word used. These comments were aired on the evening news in Louisville, KY. GE executives as Richard Burke encouraged people they influenced to become and grow their position as shareholders, contributing to the price bubble. Taken together, GE executives influencing people to become shareholders, speaking to the media, then use shareholder participation to resist a shareholder recommendation properly submitted is a form of "taxation without representation".

The proponent humbly recognizes the jurisdiction of the staff.

Should the staff find that the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" to materially contain any of the defects the company mentions as a basis for exclusion, the proponents simply requests that the staff remove them or revise them. This is consistent with the practice of the staff where the staff provides recommendations to cure proposals when the defects in the recommendations are relatively minor. If this popular proposal should have any defects, it should be easy to cure this proposal as this proposal has appeared numerously in the past even with varying supporting statements.

For example if the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" requires further delineation from the supporting statements and the word "this" if replaced by "my" cures the proposal, the proponent requests that the staff make or permit this minor change to cure the proposal that would remain substantially the same yet offer the delineation that the company seeks for clarity.

In addition, if the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" requires further clarification regarding the word "proxy" or "available", the proposal may be replaced by a substantially similar proposal worded exactly as the one that the staff has consistently supported using the wording

"The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position"

Furthermore, if all the words preceding the recommendation are eliminated so that the proposal survives, the proponent still wishes to proceed.

In the possible situation, where all the words are eliminated to bring the proposal to a survival status, the proponent requests permission to use the words supporting the proposal and the proposal that the staff has almost entirely supported previously. This substantially similar proposal with different support statements are included below in footnote (1).

Finally, should the staff find that the proposal is both defective, and cannot be cured for the 2013 shareholder meeting, the proponent requests that the proposal worded in footnote (1) previously supported almost entirely word for word by the staff be included in the GE proxy materials for presentation at the GE 2014 shareholder meeting. The proponent (I) will hold my sufficient shares (provided that the stock does not fall below $0.11 per share) currently held with the company at minimum until the GE 2014 shareholder meeting concludes.

In conclusion, this proposal is clear and had received tremendous support. It should be on the proxy card for voting. The proponent is infinitely flexible in all matters and will cooperate fully with the staff to make this proposal a success.

(1)

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting Statement: Although our company's board declares its appreciation for the importance of qualified people overseeing management, I believe

That the process for electing directors can be improved.

In the typical board election, shareholders have one choice: the candidate nominated by company.

Indeed, it is management that essentially selects the board candidates, a dangerous conflict given that directors serve as shareholders' agents to oversee management. As policy makers work to address the problem of corporate accountability highlighted by the Enron, WorldCom and other disgraces, improved board elections may be the best single reform.

The proposal before you may not be the optimal solution. Some critics note this resolution still allows the board instead of shareholders to nominate the two candidates. However, SEC staff interpretations say resolutions that call for the ability of shareholders to nominate candidates whose names would appear on the ballot alongside board nominated candidates cannot even appear on the proxy ballot under l4a-8 rules.

I believe this resolution calling for the board to nominate two candidates still represents progress. The point is to remove the 'final' decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

"Corporations have argued that this resolution would discourage some candidates from running in the first place. But I believe our board should not be made of those intolerant of competition.

"Our board may argue that it recruits the best candidates, and that to recruit a 'second best' would violate a fiduciary duty to such excellence. While such a claim may be debated, the board could avoid this by placing into nomination a shareholder-nominated candidate for the second slot.

"Finally, any company that adopted such an open election could truly boast that its directors were accountable to shareholders, and not beholden to management."

Martin Harangozo

FISMA & OMB Memorandum M-07-16

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re General Electric Company
Shareholder proposal of Martin Harangozo

cc: Lori Zyskowski, General Electric Company
Ronald Mueller, Gibson Dunn

Ladies and Gentlemen;

This letter is to inform you that Martin Harangozo (the "proponent") finds that the General Electric Company must include in its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners the proposal received from the proponent.

THE PROPOSAL

"This proposal recommends the proxy features at minimum two candidates for each available board seat." (the "proposal")

BASIS FOR INCLUSION

This proposal is clear definite and consistent with proxy rules. This proposal has been consistently supported by the staff of the Division of Corporation Finance (the "Staff").

ANALYSIS

This proposal is clear definite and consistent with proxy rules and has been consistently supported by the staff.

The staff has consistently supported this popular proposal from multiple proponents at numerous companies for many years (See Bartlett Naylor in GE 2000, 2001, 2003, Berkshire Hathaway 2001, Bank of America 2003, JP Morgan Chase 2002, Campbell Soup 2001, See also Richard A Dee JP Morgan Chase 2001 to name a few).

In addition, the staff has consistently supported this proposal when the proponent makes statements that are not subject material for a shareholder proposal, but state a position that is desirable, then state the proposal (Naylor GE 2003). While the statements followed by the proposal are different than the proposal itself, the proposal offers some progress to the desired position mentioned in the statement regardless how infinitesimally small the progress. Again in (Naylor GE 2003), there is distance between shareholders selecting candidates ,mentioned in the statements and the proxy featuring at least two candidates for each open board position. The staff however supported this proposal. The proposal itself was consistently subject matter for a shareholder recommendation.

The proposal seeks to increase shareholder influence in oversight by having the final decision regarding electing directors. Oversight is a broad matter and therefore the supporting statements touch on a broad range of topics that share historical perspective opportunity, responsibility, and dangerous pitfalls. Broad topics made to fit in the five hundred work envelope of the proposal rules guide the statements in the format presented. Again, the supporting statements for the instant proposal encourage freshened oversight, a critical element of concern to shareholders.

Multiple candidates for election are routine during presidential elections. This is not vague or misleading, but commonplace for spirited competition and well understood by the public. This could lead to candidates offering their individual leadership preference that could include management practices regarding debt, retained earnings, and their merit. Such choice permits the shareholder a broadened contribution to the company. For shareholders to be afforded the opportunity to vote for, against, or abstain, only for a single candidate severely limits the shareholder in this so called election.

The words "This proposal" provides clear delineation as to where the broad statements found under "whereas" end and where proposal begins. In addition, the

supporting statements make clear that ordinary business is not the objective of the proposal but oversight in light of opportunities, harnessing mechanisms, responsibility and dangerous pitfalls.
Directors are clearly illustrated in the proxy material. Featuring multiple candidates in the proxy is clear that these candidates are to be featured in the proxy material as is currently done with single candidates.

Explaining the opportunity to improve the lack of purpose that would exist in presidential elections that featured only an incumbent candidate illustrates clearly that the directors that are elected should be elected from least two choices for each candidate. In this context any director that receives election is a director occupying a seat that should have multiple candidates to choose from. This makes the word "available" clear and does not contain the vagueness mentioned by the company.

The company invites shareholders to attend and participate in the shareholder process. Indeed the proponent has properly spoken from a standing position during the discussion portion of the 2012 shareholder meeting. The discussion portion of the shareholder meeting was not limited only to matters permitted for shareholder proposals. The proponents mention of debt free indexing while possibly ordinary business and therefore the business of the shareholders from an ownership concern should not be construed to imply that the written proposal is different than that written or encompasses only the specific possibly ordinary business of debt free indexing mentioned in my discussion. These are two separate events where the discussion clearly does not govern the wording or meaning of the proposal. The proposal that raises a consistently supported practice of multiple board options for election stands on its own independent of the discussion mentioned by the company.
In fact, in the 1998 shareholder meeting held in Cincinatti Ohio the proponent was asked by the then chairman and CEO Jack Welch to provide his comments to the media. Welch did not call into detailed question each word used. These comments were aired on the evening news in Louisville, KY. GE executives as Richard Burke encouraged people they influenced to become and grow their position as shareholders, contributing to the price bubble. Taken together, GE executives influencing people to become shareholders, speaking to the media, then use shareholder participation to resist a shareholder recommendation properly submitted is a form of "taxation without representation".

The proponent humbly recognizes the jurisdiction of the staff.

Should the staff find that the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" to materially contain any of the defects the company mentions as a basis for exclusion, the proponents simply requests that the staff remove them or revise them. This is consistent with the practice of the staff where the staff provides recommendations to cure proposals when the defects in the recommendations are relatively minor. If this popular proposal should have any defects, it should be easy to cure this proposal as this proposal has appeared numerously in the past even with varying supporting statements.

For example if the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" requires further delineation from the supporting statements and the word "this" if replaced by "my" cures the proposal, the proponent requests that the staff make or permit this minor change to cure the proposal that would remain substantially the same yet offer the delineation that the company seeks for clarity.

In addition, if the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" requires further clarification regarding the word "proxy" or "available", the proposal may be replaced by a substantially similar proposal worded exactly as the one that the staff has consistently supported using the wording

"The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position"

Furthermore, if all the words preceding the recommendation are eliminated so that the proposal survives, the proponent still wishes to proceed.

In the possible situation, where all the words are eliminated to bring the proposal to a survival status, the proponent requests permission to use the words supporting the proposal and the proposal that the staff has almost entirely supported previously. This substantially similar proposal with different support statements are included below in footnote (1).

Finally, should the staff find that the proposal is both defective, and cannot be cured for the 2013 shareholder meeting, the proponent requests that the proposal worded in footnote (1) previously supported almost entirely word for word by the staff be included in the GE proxy materials for presentation at the GE 2014 shareholder meeting. The proponent (I) will hold my sufficient shares (provided that the stock does not fall below $0.11 per share) currently held with the company at minimum until the GE 2014 shareholder meeting concludes.

In conclusion, this proposal is clear and had received tremendous support. It should be on the proxy card for voting. The proponent is infinitely flexible in all matters and will cooperate fully with the staff to make this proposal a success.

(1)

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting Statement: Although our company's board declares its appreciation for the importance of qualified people overseeing management, I believe

That the process for electing directors can be improved.

In the typical board election, shareholders have one choice: the candidate nominated by company.

Indeed, it is management that essentially selects the board candidates, a dangerous conflict given that directors serve as shareholders' agents to oversee management. As policy makers work to address the problem of corporate accountability highlighted by the Enron, WorldCom and other disgraces, improved board elections may be the best single reform.

The proposal before you may not be the optimal solution. Some critics note this resolution still allows the board instead of shareholders to nominate the two candidates. However, SEC staff interpretations say resolutions that call for the ability of shareholders to nominate candidates whose names would appear on the ballot alongside board nominated candidates cannot even appear on the proxy ballot under l4a-8 rules.

I believe this resolution calling for the board to nominate two candidates still represents progress. The point is to remove the 'final' decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

"Corporations have argued that this resolution would discourage some candidates from running in the first place. But I believe our board should not be made of those intolerant of competition.

"Our board may argue that it recruits the best candidates, and that to recruit a 'second best' would violate a fiduciary duty to such excellence. While such a claim may be debated, the board could avoid this by placing into nomination a shareholder-nominated candidate for the second slot.

"Finally, any company that adopted such an open election could truly boast that its directors were accountable to shareholders, and not beholden to management."

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 18, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") received from Martin Harangozo (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal consists of the word "Whereas" followed by seven indented paragraphs and what appears to be five unindented paragraphs. As discussed below, the subject of the Proposal is not clear. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is unclear, vague and indefinite in violation of the proxy rules.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-5(a), which requires information in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is unclear and so unclear, vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Noting that "rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole[,]" the Staff has observed that "this objection [that a proposal 'is so inherently vague or indefinite'] also may be appropriate where the proposal and the supporting statement, when read together, have the same result." *Id. See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) (proposal "lacks the clarity required of a proper shareholder proposal"; "Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In the instant case, the Proposal is so vague that any conclusion as to its meaning is necessarily speculative and subjective. In less than 500 words, the Proponent touches on subjects as diverse as the value of a dollar with compound interest over two thousand years, the reproductive rate of rabbits, the term of benefits provided civil war pensioners, the failure of Kongo Gumi, Bethlehem Steel and twenty-nine of the "[t]hirty original Dow companies," the loss of health benefits for treating a lung disease, the stock performance of debt-free companies, the contribution of democracy to great economies and a characterization of supporting statements. The Proposal specifically mentions the Company several times, stating that "[c]ontributions keep General Electric pension fund solvent," referring to "General Electric [being] loaded with debt," addressing the Company's share price return over an eleven-year period, proposing that "[g]lobally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship," and stating that "[s]hareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem Steel demise, perpetually grow." In the midst of several references to debt-free companies, the Proponent proposes that "[d]ebt free indexing will Control Poke a Yoke [sic] General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world." The final paragraph of the Proposal says, "This proposal recommends the proxy features at minimum two candidates for each available board seat."

As a result of the rambling and disjointed nature of the Proposal, shareowners would not know the contours or the breadth of what they are being asked to vote on. It is impossible to determine with certainty what constitutes the action requested by the Proposal. The last sentence describes what the Proposal recommends, but the sentence is just one among a series of sentences following the word "Whereas," and there is only oblique language in the rest of the Proposal that supports the notion that the last sentence is intended to be the action voted upon by shareowners. There is in fact more extensive language in other parts of the Proposal to support an understanding that the Proposal seeks to require the Company to become debt-free or undertake some form of debt-free indexing of earnings.[1] Thus, even if

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[1] When the Proponent spoke at the Company's 2012 Annual Meeting of Shareowners, he advocated for the Company becoming debt-free. He stated, "This can teach us to become and remain the greatest Company by taking two simple, humble steps. First, eliminate and then operate with no debt. Second, index one-quarter of net income liability-free from the Company. This will make us too smart to fail and challenge us to exceed the

[Footnote continued on next page]

shareowners were to understand that some aspect of the Proposal relates to the number of director candidates, shareowners could have widely differing views as to whether that is the only action requested by the Proposal or whether other actions are encompassed by the Proposal.

Under the standards addressed above, the Proposal is "so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." *Dyer v. SEC*, 287 F.2d at 781. As well, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. In this respect, the Proposal is comparable to the one considered in *PG&E Corp. (Rossi)* (avail. Mar. 1, 2002). In that situation, a proposal was captioned "Enhance Simple Majority Vote" and under the heading "Shareholders request:" stated, "Under this enhancement, simple-majority vote is to be the sole requirement, to the fullest extent possible, to effect a merger or business combination or other issue for shareholder vote for approval and board action." The company argued that the proposal was vague and indefinite, and therefore misleading, as it was unclear exactly what action the proposal requested, and the Staff concurred. Similarly, in *Lexmark Int'l, Inc.* (avail. Jan 5, 2011), the proposal consisted of a letter from the proponent complaining of alleged violations of the company's Code of Business Conduct, stating that the proponent had requested an investigation and expressing the desire "to submit this subject to the next Annual Meeting of Stockholders." Again, the Staff concurred that the proposal could be omitted under Rule 14a-8(i)(3), noting that "neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In both of these cases, while the specific topic of the proposal that shareowners were being asked to vote on was clear, the specific action being requested was not, and therefore the proposals were deficient under Rule 14a-9. Here, shareowners can understand perhaps one topic that the Proposal is intended to encompass, but cannot determine what actions the Proposal asks shareowners to vote on. Therefore, the Proposal likewise is deficient under Rule 14a-9 and excludable under Rule 14a-8(i)(3).

Importantly, this is not a situation where a proposal is clear but a supporting statement is vague, irrelevant or misleading. For example, in many cases involving proposals submitted by a particular proponent who was formerly very active, the Staff would concur that the supporting statements could be omitted under Rule 14a-8(i)(3), but not concur with exclusion

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[Footnote continued from previous page]

global business average benchmark to become and remain the greatest company. In seven years, I would like to wear a t-shirt saying, 'GE Works for Me Debt-Free.'"

of the actual proposals. *See, e.g.*, *IDACORP, Inc.* (avail. Dec. 12, 2003); *Sara Lee Corp.* (avail. Apr. 1, 2003). However, in every one of those precedents, the proponent's submission clearly labeled the proposal with the caption "my shareholder proposal" and separately labeled the "supporting statement" or "reasons" for the proposal.

In contrast, nothing in the Proponent's submission to the Company clearly identifies or delimits what constitutes the Proposal (as opposed to any supporting statements) or what actions are requested by the Proposal. Moreover, the Staff on numerous occasions has concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion under Rule 14a-8(i)(3) where the supporting statement and the proposal were inconsistent. *See Limited Brands Inc.* (avail. Feb. 29, 2012) (concurring with the exclusion of a proposal purporting to ban accelerated vesting, but in fact providing for accelerated vesting in certain circumstances); *SunTrust Banks Inc.* (avail. Dec. 31, 2008) (concurring with the exclusion of a proposal purporting to be limited for a specified time, but in fact containing no such limitation). Here, even if one were to view the last sentence of the Proponent's submission as distinct from the rest of the Proposal, it would be unclear whether the last sentence is describing the rest of the Proposal, or whether the rest of the Proposal is describing the last sentence. Either way, shareowners would not know with certainty what action they are voting on.

Finally, the last sentence of the Proposal is itself impermissibly vague and indeterminate, because at least three important aspects of the topic addressed in that sentence are not explained. First, the sentence does not address which is "the proxy" that "this proposal" is intended to apply to. As a result, some shareowners might view the "two candidates" recommendation as applying only to a single, unspecified annual meeting, while others – notwithstanding the reference to "the proxy" in the singular – might expect it to apply to all future proxies. Second, the sentence does not address how the "two candidates" recommendation is to be implemented. An earlier statement in the Proposal, that "Shareholders previously supported victory for candidates they choose," suggests that the Proposal is contemplating a mandatory proxy access regime. Nevertheless, other shareowners may interpret the sentence as referring to a situation where the Company's Nominating and Corporate Governance Committee increases the number of board candidates it nominates. These are very different approaches to providing for "two candidates," and shareowners who might support one may be opposed to the other. Without greater clarity in the Proposal, shareowners would not know which approach they were voting on. Third, the reference to "each available board seat" is vague: it appears to be different from "each board seat," but it is unclear what makes a board seat "available." For example, shareowners may interpret this phrase to refer only to situations where there is a vacancy on the Board. *See, e.g., The Home Depot, Inc.* (avail. Jan. 29, 2007) (concurring that a proposal requiring two nominees for each "new member" of the board was vague and excludable under Rule 14a-

8(i)(3)). Thus, the last sentence of the Proposal is in stark contrast to prior proposals addressing the nomination of two candidates where the language of the proposal addresses each of these three points. *See, e.g., Verizon Communications Inc.* (avail. Jan. 21, 2005); *Minnesota Mining and Manufacturing Co. (Dee)* (avail. Mar. 6, 2001).

For the reasons addressed above, we believe that the entire submission from the Proponent should be viewed as the Proposal, and that the Proposal properly may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3). Any attempt to identify and separate out the action requested under the Proposal would only highlight the degree to which various sentences in the Proposal are inconsistent with, and irrelevant to, the others. The last sentence describes the Proposal as recommending a "two candidates" process, but this concept is not explained in the Proposal. If the Proposal is addressing the Company becoming debt-free, the description that the Proposal recommends two candidates for each available board seat is unrelated to that. If the Proposal seeks to ensure that the Company's pension and health benefits programs are adequately funded, then, again, the intended actions for accomplishing that are not clear from the rest of the Proposal. Moreover, even if the last sentence of the submission is viewed as constituting "the proposal," it too is properly excludable under Rule 14a-8(i)(3) due to the vague and indeterminate nature of the action it addresses, while the rest of the submission is excludable as being irrelevant and therefore misleading. *See Bank of America Corp.* (avail. Feb. 12, 2007) (concurring on reconsideration that an action clearly identified as being the proposal was excludable as vague after previously concurring that the supporting statements were excludable as being unrelated to the proposal and therefore false and misleading). Accordingly, we request that the Staff concur in our view that the entire submission may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric
Martin Harangozo

GIBSON DUNN

EXHIBIT A

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished. Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.
One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.
Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.
Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem Steel demise, perpetually grow. Shareholder failure to jump supports the original Dow thirty trend to disappointment.

History again teaches greatest economies result from leaders earning responsibility via election choices not entitled appointments. Shareholders previously supported victory for candidates they choose. Clearly presidential elections where citizens vote for, against, or abstain only for the incumbent would lack purpose.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting

This proposal recommends the proxy features at minimum two candidates for each available board seat.



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 21, 2012

VIA OVERNIGHT MAIL
Martin Harangozo

Dear Mr. Harangozo:

I am writing on behalf of General Electric Company (the "Company"), which received your shareowner proposal for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 14, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

Enclosure

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:38 PM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Thanks.

As an aside, if you listen to my speech 2012, Immelt cracked up laughing. He is having fun. It's all good.

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:31 PM
Subject: RE: to Brackett Denniston (shareholder proposal)

Martin,

Yes. I can confirm that you have met the procedural requirements, including proof of ownership and statement to hold the shares through the annual meeting.

Best regards,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:28 PM

To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Lori;

Thank you for the return call and cordial discussion.

Please confirm that all the procedural requirements including proof of ownership and statement to hold shares have been met.

I understand that you may offer your opinion to the SEC.

I can then stop "pressing" Fidelity.

Best regards

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Har*** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:54 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Mr. Harangozo,

Your proposal was received on time, but there may or may not be certain procedural deficiencies that need to be corrected. As per my earlier email, I will be back to you shortly. The SEC rules provide us with 14 calendar days to respond to you and explain any deficiencies that you may correct within 14 days of receiving my correspondence.

Many thanks,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harang*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 10:51 AM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Ms Zyskowski,

Does this thank you concur that all is well regarding my proposal (Mr. Brackett received it on time) in agreement with the Betti vacation phone call?

Many thanks.

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:45 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Betti,

Thanks for call Mr. Harangozo on your vacation.

Lori

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 10:44 AM
To: Zyskowski, Lori (GE, Corporate)
Cc: Teel, Betti (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Thanks for responding;

Betti Teal called me from below number on 9:44 A.M. Tue. Nov 20 to tell me that the shareholder proposal I submitted was received on time by Brackett Denniston. Not to worry.

203 - 521 - 1578

Please confirm this is true.

Many thanks
SMA & OMB Memorandum M-07-16 ***

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:15 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Martin,

I am in receipt of your proposal, and I will respond to you shortly.

Many thanks,

Lori

Lori Zyskowski

Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 9:22 AM
To: Denniston, Brackett (GE, Corporate)
Cc: Miller, Jamie (GE, Corporate); Holscott, Jessica (GE, Corporate); Connors, Keith (GE Corporate); Anand, Vikas (GE, Capital); Shah, Satyen (GE Global Operations); Seibert, Elizabeth Y (GE, Corporate); McGeachy, Irene L (GE, Corporate); Zyskowski, Lori (GE, Corporate); Oster, Jessica (GE Corporate); Fraser, Eliza (GE, Corporate); Wax, Sarah J (GE, Corporate); Schauenberg, Trevor (GE CommFin, GE Officer); Morris, Joanna (GE, Corporate); gerrit.shneider@ge.com; Teel, Betti (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Betti;

You had advised on Friday Nov 16, that you would call me yesterday Nov 19 to confirm reciept of my e-mail (see e-mail chain below). I have not recieved your call. I have left you yet another voice message this morning. I had also been referred to Lori Zyskowski (copied on this e-mail). I had left Lori a message. Can you call me at once? Thanks.

SMA & OMB Memorandum M-07-16 ***

Thanks

-Martin Harangozo

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished . Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.

One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.

Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.

Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem

Steel demise, perpetually grow. Shareholder failure to jump supports the original Dow thirty trend to disappointment.

History again teaches greatest economies result from leaders earning responsibility via election choices not entitled appointments. Shareholders previously supported victory for candidates they choose. Clearly presidential elections where citizens vote for, against, or abstain only for the incumbent would lack purpose.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting mechanisms, responsibility, and dangerous pitfalls begging attention and freshened oversight.

This proposal recommends the proxy features at minimum two candidates for each available board seat.

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished. Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.
One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.
Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.
Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem Steel demise, perpetually grow. Shareholder failure to jump supports the original Dow thirty trend to disappointment.

History again teaches greatest economies result from leaders earning responsibility via election choices not entitled appointments. Shareholders previously supported victory for candidates they choose. Clearly presidential elections where citizens vote for, against, or abstain only for the incumbent would lack purpose.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting mechanisms, responsibility, and dangerous pitfalls begging attention and freshened oversight.

This proposal recommends the proxy features at minimum two candidates for each available board seat.



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 21, 2012

VIA OVERNIGHT MAIL
Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing on behalf of General Electric Company (the "Company"), which received your shareowner proposal for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 14, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012); or

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:38 PM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Thanks.

As an aside, if you listen to my speech 2012, Immelt cracked up laughing. He is having fun. It's all good.

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:31 PM
Subject: RE: to Brackett Denniston (shareholder proposal)

Martin,

Yes. I can confirm that you have met the procedural requirements, including proof of ownership and statement to hold the shares through the annual meeting.

Best regards,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:28 PM

To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Lori;

Thank you for the return call and cordial discussion.

Please confirm that all the procedural requirements including proof of ownership and statement to hold shares have been met.

I understand that you may offer your opinion to the SEC.

I can then stop "pressing" Fidelity.

Best regards

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:54 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Mr. Harangozo,

Your proposal was received on time, but there may or may not be certain procedural deficiencies that need to be corrected. As per my earlier email, I will be back to you shortly. The SEC rules provide us with 14 calendar days to respond to you and explain any deficiencies that you may correct within 14 days of receiving my correspondence.

Many thanks,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 10:51 AM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Ms Zyskowski,

Does this thank you concur that all is well regarding my proposal (Mr. Brackett received it on time) in agreement with the Betti vacation phone call?

Many thanks.

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:45 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Betti,

Thanks for call Mr. Harangozo on your vacation.

Lori

From: Martin Harangozo [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 10:44 AM
To: Zyskowski, Lori (GE, Corporate)
Cc: Teel, Betti (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Thanks for responding;

Betti Teal called me from below number on 9:44 A.M. Tue. Nov 20 to tell me that the shareholder proposal I submitted was received on time by Brackett Denniston. Not to worry.

203 - 521 - 1578

Please confirm this is true.

Many thanks
*** FISMA & OMB Memorandum M-07-16 ***

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:15 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Martin,

I am in receipt of your proposal, and I will respond to you shortly.

Many thanks,

Lori

Lori Zyskowski

Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 9:22 AM
To: Denniston, Brackett (GE, Corporate)
Cc: Miller, Jamie (GE, Corporate); Holscott, Jessica (GE, Corporate); Connors, Keith (GE Corporate); Anand, Vikas (GE, Capital); Shah, Satyen (GE Global Operations); Seibert, Elizabeth Y (GE, Corporate); McGeachy, Irene L (GE, Corporate); Zyskowski, Lori (GE, Corporate); Oster, Jessica (GE Corporate); Fraser, Eliza (GE, Corporate); Wax, Sarah J (GE, Corporate); Schauenberg, Trevor (GE CommFin, GE Officer); Morris, Joanna (GE, Corporate); gerrit.shneider@ge.com; Teel, Betti (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Betti;

You had advised on Friday Nov 16, that you would call me yesterday Nov 19 to confirm reciept of my e-mail (see e-mail chain below). I have not recieved your call. I have left you yet another voice message this morning. I had also been referred to Lori Zyskowski (copied on this e-mail). I had left Lori a message. Can you call me at once? Thanks.

SMA & OMB Memorandum M-07-16 ***

Thanks

-Martin Harangozo

From: Martin Harangozo FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished . Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.

One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.

Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.

Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished. Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.
One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.
Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.
Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem Steel demise, perpetually grow. Shareholder failure to jump supports the original Dow thirty trend to disappointment.

History again teaches greatest economies result from leaders earning responsibility via election choices not entitled appointments. Shareholders previously supported victory for candidates they choose. Clearly presidential elections where citizens vote for, against, or abstain only for the incumbent would lack purpose.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting mechanisms, responsibility, and dangerous pitfalls begging attention and freshened oversight.

This proposal recommends the proxy features at minimum two candidates for each available board seat.



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 21, 2012

VIA OVERNIGHT MAIL
Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing on behalf of General Electric Company (the "Company"), which received your shareowner proposal for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 14, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012); or

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:38 PM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Thanks.

As an aside, if you listen to my speech 2012, Immelt cracked up laughing. He is having fun. It's all good.

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:31 PM
Subject: RE: to Brackett Denniston (shareholder proposal)

Martin,

Yes. I can confirm that you have met the procedural requirements, including proof of ownership and statement to hold the shares through the annual meeting.

Best regards,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:28 PM

To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Lori;

Thank you for the return call and cordial discussion.

Please confirm that all the procedural requirements including proof of ownership and statement to hold shares have been met.

I understand that you may offer your opinion to the SEC.

I can then stop "pressing" Fidelity.

Best regards

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Hara*** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:54 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Mr. Harangozo,

Your proposal was received on time, but there may or may not be certain procedural deficiencies that need to be corrected. As per my earlier email, I will be back to you shortly. The SEC rules provide us with 14 calendar days to respond to you and explain any deficiencies that you may correct within 14 days of receiving my correspondence.

Many thanks,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 10:51 AM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Ms Zyskowski,

Does this thank you concur that all is well regarding my proposal (Mr. Brackett received it on time) in agreement with the Betti vacation phone call?

Many thanks.

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:45 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Betti,

Thanks for call Mr. Harangozo on your vacation.

Lori

From: Martin Harangozo [FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 10:44 AM
To: Zyskowski, Lori (GE, Corporate)
Cc: Teel, Betti (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Thanks for responding;

Betti Teal called me from below number on 9:44 A.M. Tue. Nov 20 to tell me that the shareholder proposal I submitted was received on time by Brackett Denniston. Not to worry.

203 - 521 - 1578

Please confirm this is true.

Many thanks
SMA & OMB Memorandum M-07-16 ***

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:15 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Martin,

I am in receipt of your proposal, and I will respond to you shortly.

Many thanks,

Lori

Lori Zyskowski

Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 9:22 AM
To: Denniston, Brackett (GE, Corporate)
Cc: Miller, Jamie (GE, Corporate); Holscott, Jessica (GE, Corporate); Connors, Keith (GE Corporate); Anand, Vikas (GE, Capital); Shah, Satyen (GE Global Operations); Seibert, Elizabeth Y (GE, Corporate); McGeachy, Irene L (GE, Corporate); Zyskowski, Lori (GE, Corporate); Oster, Jessica (GE Corporate); Fraser, Eliza (GE, Corporate); Wax, Sarah J (GE, Corporate); Schauenberg, Trevor (GE CommFin, GE Officer); Morris, Joanna (GE, Corporate); gerrit.shneider@ge.com; Teel, Betti (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Betti;

You had advised on Friday Nov 16, that you would call me yesterday Nov 19 to confirm reciept of my e-mail (see e-mail chain below). I have not recieved your call. I have left you yet another voice message this morning. I had also been referred to Lori Zyskowski (copied on this e-mail). I had left Lori a message. Can you call me at once? Thanks.

SMA & OMB Memorandum M-07-16 ***

Thanks

-Martin Harangozo

From: Martin Harangozo FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished . Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.

One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.

Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.

Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished. Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.
One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.
Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.
Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem Steel demise, perpetually grow. Shareholder failure to jump supports the original Dow thirty trend to disappointment.

History again teaches greatest economies result from leaders earning responsibility via election choices not entitled appointments. Shareholders previously supported victory for candidates they choose. Clearly presidential elections where citizens vote for, against, or abstain only for the incumbent would lack purpose.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting mechanisms, responsibility, and dangerous pitfalls begging attention and freshened oversight.

This proposal recommends the proxy features at minimum two candidates for each available board seat.



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 21, 2012

VIA OVERNIGHT MAIL
Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing on behalf of General Electric Company (the "Company"), which received your shareowner proposal for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 14, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 14, 2012); or

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:38 PM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Thanks.

As an aside, if you listen to my speech 2012, Immelt cracked up laughing. He is having fun. It's all good.

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:31 PM
Subject: RE: to Brackett Denniston (shareholder proposal)

Martin,

Yes. I can confirm that you have met the procedural requirements, including proof of ownership and statement to hold the shares through the annual meeting.

Best regards,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 5:28 PM

To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Lori;

Thank you for the return call and cordial discussion.

Please confirm that all the procedural requirements including proof of ownership and statement to hold shares have been met.

I understand that you may offer your opinion to the SEC.

I can then stop "pressing" Fidelity.

Best regards

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:54 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Mr. Harangozo,

Your proposal was received on time, but there may or may not be certain procedural deficiencies that need to be corrected. As per my earlier email, I will be back to you shortly. The SEC rules provide us with 14 calendar days to respond to you and explain any deficiencies that you may correct within 14 days of receiving my correspondence.

Many thanks,

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 10:51 AM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Ms Zyskowski,

Does this thank you concur that all is well regarding my proposal (Mr. Brackett received it on time) in agreement with the Betti vacation phone call?

Many thanks.

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:45 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Betti,

Thanks for call Mr. Harangozo on your vacation.

Lori

From: Martin Harangozo [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 10:44 AM
To: Zyskowski, Lori (GE, Corporate)
Cc: Teel, Betti (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Thanks for responding;

Betti Teal called me from below number on 9:44 A.M. Tue. Nov 20 to tell me that the shareholder proposal I submitted was received on time by Brackett Denniston. Not to worry.

203 - 521 - 1578

Please confirm this is true.

Many thanks
*** FISMA & OMB Memorandum M-07-16 ***

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Teel, Betti (GE, Corporate)" <Betti.Teel@ge.com>
Sent: Tuesday, November 20, 2012 10:15 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Martin,

I am in receipt of your proposal, and I will respond to you shortly.

Many thanks,

Lori

Lori Zyskowski

Executive Counsel, Corporate, Securities & Finance
GE
T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com
http://www.ge.com/
3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 20, 2012 9:22 AM
To: Denniston, Brackett (GE, Corporate)
Cc: Miller, Jamie (GE, Corporate); Holscott, Jessica (GE, Corporate); Connors, Keith (GE Corporate); Anand, Vikas (GE, Capital); Shah, Satyen (GE Global Operations); Seibert, Elizabeth Y (GE, Corporate); McGeachy, Irene L (GE, Corporate); Zyskowski, Lori (GE, Corporate); Oster, Jessica (GE Corporate); Fraser, Eliza (GE, Corporate); Wax, Sarah J (GE, Corporate); Schauenberg, Trevor (GE CommFin, GE Officer); Morris, Joanna (GE, Corporate); gerrit.shneider@ge.com; Teel, Betti (GE, Corporate)
Subject: Re: to Brackett Denniston (shareholder proposal)

Betti;

You had advised on Friday Nov 16, that you would call me yesterday Nov 19 to confirm reciept of my e-mail (see e-mail chain below). I have not recieved your call. I have left you yet another voice message this morning. I had also been referred to Lori Zyskowski (copied on this e-mail). I had left Lori a message. Can you call me at once? Thanks.

SMA & OMB Memorandum M-07-16 ***

Thanks

-Martin Harangozo

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished . Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.

One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.

Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.

Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem